A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS	345 PARK AVENUE NEW YORK, NY 10154-0037	TELEPHONE: 212.407.4000 FACSIMILE: 212.407.4990 www.loeb.com

Direct Dial: 212-407-4935 e-mail: fstoller@loeb.com

October 18, 2005

H. Roger Schwall, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 7010

Re:	New Dragon Asia Corp. Form S-3 Registration Statement File No. 333-127462

Dear Mr. Schwall:

On behalf of our client, New Dragon Asia Corp., a Florida corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-3 (No. 333-127462) (together, the “Registration Statement”). Amendment No. 3 responds to the comment set forth in the Staff’s letter, dated October 7, 2005 (the “Staff’s Letter”).

The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

The Company’s response to the Staff’s comment set forth in the Staff’s Letter is as follows:

Comment Number
Prospectus Cover Page
1.	The disclosure has been revised in accordance with the Staff’s comment.

H. Roger Schwall, Assistant Director
October 18, 2005

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely, /s/ Fran M. Stoller Fran M. Stoller Loeb & Loeb LLP